FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---              ---

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


I. Information made public by way of press release with respect to the registrant's results of operations for the third fiscal quarter of the 2004 fiscal year ended December 31, 2003, prepared in accordance with accounting principles generally accepted in the United States:

         o Press release

         o Highlights of Consolidated Financial Results



II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations for the third fiscal quarter of the 2004 fiscal year ended December 31, 2003, prepared in accordance with accounting principles generally accepted in the United States:

         o FY2004 Third Quarter Consolidated Financial Results

         o Financial Results for the Nine Months ended December 31, 2003

         o Comparison of consolidated financial results for FY2003 third quarter under Japanese and U.S. accounting standards

         o Press release concerning the revisions to the registrant's FY2004 unconsolidated business forecast

         o Financial Summary


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Toyota Motor Corporation


                                            By:      /s/ Takahiko Ijichi
                                                 -------------------------------
Date:  February 5, 2004                          Name:   Takahiko Ijichi
                                                 Title:  General Manager,
                                                         Accounting Division